

July 2, 2021

Veronica Gonzalez
General Counsel
Outbrain Inc.
222 Broadway, 19th Floor
New York, NY 10038

      Re: Outbrain Inc.
          Registration Statement on Form S-1
          Submitted June 29, 2021
          File No. 333-257525

Dear Ms. Gonzalez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted June 17, 2021

Summary, page 1

1.   We note your response to prior comment 1. Please revise to disclose the most directly comparable GAAP measure with equal or greater prominence wherever Ex-TAC Gross Profit, Adjusted EBITDA of Ex-TAC Gross Profit and EBITDA as % of Ex-TAC Gross Profits is disclosed or discussed. For example, you should disclose gross profit whenever Ex-TAC Gross Profit is discussed and Net Income (Loss) of GAAP Gross Profit whenever Adjusted EBITDA of Ex-TAC Gross Profit is discussed. In addition, revise your graphic disclosures to include the most directly comparable GAAP measures with equal or greater prominence to YOY Ex-TAC Gross Profit Growth and Adjusted EBITDA of Ex-TAC Gross Profit. We refer you to Item 10(e)(1)(i)(A) of Regulation S-K and Question

102.10 of the CD&I on Non-GAAP Financial Measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 57

2.   We note your response to prior comment 2. Please consider providing a qualitative discussion for the number of clicks or impressions and the cost-per-click or cost-per-impression for each period period presented to address underlying changes that represent trends. We refer you to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Tell us the underlying reasons for any trends associated with the number of clicks or impressions and the cost-per click or cost-per-impression.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (2020 551-3673 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anna Pinedo